

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2008

Ms. April Hashimoto
Chief Financial Officer
Pacific Rim Mining Corp.
Suite 410 – 625 Howe Street
Vancouver, B.C. CANADA V6C 2T6

> **Re:** **Pacific Rim Mining Corp.**
> **Form 40-F for Fiscal Year Ended April 30, 2007**
> **Filed July 30, 2007**
> **Response letter dated May 13, 2008**
> **File No. 1-313289**

Dear Ms. Hashimoto:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the year ended April 30, 2007

Disclosure Controls and Procedures and Management's Report on Internal Control over Financial Reporting

1. Your response to prior comment number 1 from our letter dated April 30, 2008 indicates, in part, that the restatements disclosed in notes 15 and 17 of the financial statements were identified during the year-end audit process. Explain to us, in reasonable detail, the specific timing and circumstances under which the restatements were identified. As part of your response, describe the roles and job functions of the individuals who identified the restatements. Include sufficient detail to support your conclusion that your disclosure controls and procedures and internal control over financial reporting were effective as of April 30, 2007.

2. Your response to prior comment number 1 also indicates, in part, that your internal controls over financial reporting were not operating effectively at April 30, 2006 and 2005. In view of this, it appears that either there would have been changes in your internal controls over financial reporting requiring reporting under General Instruction B.6.e of form 40-F, or you would have concluded that

your internal controls over financial reporting were not effective as of April 30, 2007. In this regard, please note that an assessment of the effectiveness of internal controls over financial reporting requires consideration of the design and operation of the internals control over financial reporting.

Other

3. Our letter dated April 30, 2008, included a request that you provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please comply in your next response.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant